Filed Pursuant to Rule 433

Dated October 14, 2015

Registration Statement No. 333-202237

Supplementing Preliminary Prospectus Supplement Dated October 14, 2015 and

Prospectus dated February 23, 2015

FINAL TERM SHEET

NATIONAL RETAIL PROPERTIES, INC.

Issuer:	National Retail Properties, Inc.

Principal Amount:	$400,000,000

Security:	4.00% Notes due 2025

Expected Ratings (Moody’s/S&P/Fitch):	Baa1/BBB+/BBB+[1]

Trade Date:	October 14, 2015

Settlement Date:	October 21, 2015 (T+5)[2]

Maturity Date:	November 15, 2025

Interest Payment Dates:	May 15 and November 15 of each year, commencing May 15, 2016

Benchmark Treasury:	2.00% due August 15, 2025

Benchmark Treasury Price / Yield:	100-06/1.979%

Spread to Benchmark Treasury:	+205 basis points

Yield to Maturity:	4.029%

Coupon (Interest Rate):	4.00% per annum

Price to Public:	99.759% of the principal amount, plus accrued interest, if any, from the date of original issuance

Redemption Provisions:	Make-whole call at any time prior to August 15, 2025 based on the applicable Treasury Constant Maturity rate plus 0.35%; if, however, the Notes are redeemed on or after August 15, 2025, the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to, but not including, the redemption date

CUSIP / ISIN:	637417 AH9 / US637417AH98

Joint Book-Running Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc. SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC
PNC Capital Markets LLC

Co-Managers:	Capital One Securities, Inc. Raymond James & Associates, Inc.

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
[2]	See below for information regarding T+5 settlement.

T+5 Settlement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Citigroup Global Markets Inc., toll-free at 1-800-831-9146 or by email at prospectus@citi.com, Wells Fargo Securities, LLC, toll-free at 1-800-645-3751 or by email at wfscustomerservice@wellsfargo.com or RBC Capital Markets, LLC, toll-free at 1-866-375-6829 or by email at rbcnyfixedincomeprospectus@rbccm.com.